UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                 SHELDAHL, INC.
                                (Name of Issuer)

                          Common Stock, $.25 Par Value
                         (Title of Class of Securities)

                                   822440 10 3
                                 (CUSIP Number)

                                 David A. Mahler
                                 Vice President
                          Jacobs Management Corporation
                       100 South Fifth Street, Suite 2500
                          Minneapolis, Minnesota 55402
                                 (612) 337-1864
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 11, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 2


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1      NAMES OF REPORTING PERSONS:                               IRWIN L. JACOBS
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS:

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                         (b) [ ]

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3      SEC USE ONLY

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4      SOURCE OF FUNDS:                                                   BK, 00
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5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT ITEMS 2(d) or 2(e): [ ]

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6      CITIZENSHIP OR PLACE OF ORGANIZATION:                                 USA

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       NUMBER OF              7        SOLE VOTING POWER:             376,600
        SHARES                --------------------------------------------------
     BENEFICIALLY
       OWNED BY               8        SHARED VOTING POWER:           0
         EACH                 --------------------------------------------------
       REPORTING
        PERSON                9        SOLE DISPOSITIVE POWER:        376,600
         WITH                 --------------------------------------------------

                              10       SHARED DISPOSITIVE POWER:      0

--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON:                                         376,600

--------------------------------------------------------------------------------


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                 3.20%

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14     TYPE OF REPORTING PERSON:                                              IN

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


CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 3

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1      NAMES OF REPORTING PERSONS:                             DANIEL T. LINDSAY
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS:

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                  (b) [ ]

--------------------------------------------------------------------------------


3      SEC USE ONLY

--------------------------------------------------------------------------------


4      SOURCE OF FUNDS:                                           PF
--------------------------------------------------------------------------------


5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT ITEMS 2(d) or 2(e):                                   [ ]

--------------------------------------------------------------------------------


6      CITIZENSHIP OR PLACE OF ORGANIZATION:                      USA

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       NUMBER OF              7        SOLE VOTING POWER:          208,500
        SHARES                --------------------------------------------------
     BENEFICIALLY
       OWNED BY               8        SHARED VOTING POWER:        0
         EACH                 --------------------------------------------------
       REPORTING
        PERSON                9        SOLE DISPOSITIVE POWER:     208,500
         WITH                 --------------------------------------------------

                              10       SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON:                                      208,500

--------------------------------------------------------------------------------


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                     [ ]

--------------------------------------------------------------------------------


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         1.77%

--------------------------------------------------------------------------------

14     TYPE OF REPORTING PERSON:                                    IN
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


CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 4

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1      NAMES OF REPORTING PERSONS:
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS:              DENNIS M. MATHISEN

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                  (b) [ ]

--------------------------------------------------------------------------------


3      SEC USE ONLY

--------------------------------------------------------------------------------


4      SOURCE OF FUNDS:                                           PF, BK
--------------------------------------------------------------------------------


5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT ITEMS 2(d) or 2(e):                                    [ ]

--------------------------------------------------------------------------------


6      CITIZENSHIP OR PLACE OF ORGANIZATION:                      USA

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       NUMBER OF              7        SOLE VOTING POWER:         531,935
        SHARES                --------------------------------------------------
     BENEFICIALLY
       OWNED BY               8        SHARED VOTING POWER:       0
         EACH                 --------------------------------------------------
       REPORTING
        PERSON                9        SOLE DISPOSITIVE POWER:    531,935
         WITH                 --------------------------------------------------

                              10       SHARED DISPOSITIVE POWER:  0

--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON:                                     531,935

--------------------------------------------------------------------------------


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                    [ ]

--------------------------------------------------------------------------------


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         4.38%

--------------------------------------------------------------------------------


14     TYPE OF REPORTING PERSON:                                   IN
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


CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 5


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1      NAMES OF REPORTING PERSONS:                MARSHALL FINANCIAL GROUP, INC.
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS:                     41-1624808

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]

--------------------------------------------------------------------------------


3      SEC USE ONLY

--------------------------------------------------------------------------------


4      SOURCE OF FUNDS:                                           WC, 00
--------------------------------------------------------------------------------


5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT ITEMS 2(d) or 2(e):                                      [ ]

--------------------------------------------------------------------------------


6      CITIZENSHIP OR PLACE OF ORGANIZATION:                      MINNESOTA

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       NUMBER OF              7        SOLE VOTING POWER:          65,000
        SHARES                --------------------------------------------------
     BENEFICIALLY
       OWNED BY               8        SHARED VOTING POWER:        0
         EACH                 --------------------------------------------------
       REPORTING
        PERSON                9        SOLE DISPOSITIVE POWER:     65,000
         WITH                 --------------------------------------------------

                              10       SHARED DISPOSITIVE POWER:   0

--------------------------------------------------------------------------------

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
       EACH REPORTING PERSON:                                      65,000

--------------------------------------------------------------------------------


12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                     [ ]

--------------------------------------------------------------------------------


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):         0.55%

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14     TYPE OF REPORTING PERSON:                                     CO
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


CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 6

================================================================================

       This Amendment No. 4 (the "Amendment") amends the statement on Schedule 13D filed by Irwin L. Jacobs ("ILJ"), Daniel T. Lindsay ("DTL"), Dennis M. Mathisen ("DMM") and Marshall Financial Group, Inc. ("Marshall") with the Securities and Exchange Commission on September 21, 1998, as amended on October 20, 1998, December 7, 1998 and February 25, 2000 (the "Statement"). This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

ITEM 4.           PURPOSE OF TRANSACTION.

       On April 11, 2000, ILJ, DTL, DMM, and Marshall (collectively "the Reporting Persons") informed Sheldahl, Inc. (the "Company") that the Reporting Persons do not intend to pursue a transaction to acquire the remaining equity interests of the Company not currently owned by the Reporting Persons. A copy of press release is attached as Exhibit A.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

       *Agreement, dated as of September 21, 1998, by and among the signatories of this Statement with respect to its filing.

       *Convertible Preferred Stock Purchase Agreement, dated as of July 30, 1998, by and among the Company, DMM and the other purchasers of Series D Stock set forth therein.

       *Warrant, dated as of July 30, 1998, issued by the Company to DMM

       *Registration Rights Agreement, dated as of July 30, 1998, by and among the Company, DMM and the other purchasers of Series D Stock set forth therein.

       *Agreement dated as of October 20, 1998, by and amount the signatories of this Statement with respect to its filing.

       *Agreement as to joint filing pursuant to Regulation 13d-1(f)(1)(iii).

       *Letter of resignation of Dennis M. Mathisen to the Board of Directors of Sheldahl, Inc., dated November 19, 1999.

       *Convertible Preferred Stock Purchase Agreement, dated February 8, 1999, by and among Sheldahl, Inc., Dennis M. Mathisen and other purchasers of Series E Stock set forth therein.

       *Warrant, dated February 26, 1999, issued by Sheldahl, Inc. to Dennis M. Mathisen.

       *Registration Rights Agreement, dated February 26, 1999, by and among Sheldahl, Inc., Dennis M. Mathisen, and the other purchasers of Series E Stock set forth therein.

       *Agreement as to joint filing pursuant to Regulation 13d-1(f)(1)(iii).

CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 7

       *Letter to Edward L. Lundstrom from Irwin L. Jacobs, dated February 24, 2000.

       **Exhibit A: Press release dated April 11, 2000.

       *Previously filed
       **Filed herewith

CUSIP No. 822440 10 3             SCHEDULE 13D                            Page 8



                                   SIGNATURES


       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    April 17, 2000                   /s/  Irwin L. Jacobs
                                         ---------------------------------------
                                              Irwin L. Jacobs


                                           /s/  Daniel T. Lindsay
                                         ---------------------------------------
                                              Daniel T. Lindsay


                                           /s/  Dennis M. Mathisen
                                         ---------------------------------------
                                              Dennis M. Mathisen


                                         Marshall Financial Group, Inc.


                                           /s/  John A. Fischer
                                         ---------------------------------------
                                         By:  John A. Fischer
                                         Its: Executive Vice President

Exhibit A

FOR IMMEDIATE RELEASE
---------------------


         MINNEAPOLIS, MINNESOTA - April 11, 2000 - Irwin L. Jacobs announced today that he and investors with whom he was associated have decided to withdraw the offer dated February 24, 2000 to acquire Sheldahl, Inc. Although he believes that the company must continue to explore strategic alternatives to maximize shareholder value, including a possible sale of the micro-products plant in Longmont, Colorado, efforts to achieve this through an acquisition led by him would be difficult, if not impossible, because of the possible application of certain provisions of the Minnesota corporate anti-takeover statute.